Filed by URS Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Washington Group International , Inc.

Commission File No. of Subject Company: 001-12054
[The following Frequently Asked Questions were posted on the URS Corporation/Washington Group International transaction website.]

URS/Washington Group Transaction Website FAQ
1.	Why are you doing this transaction?

The combination is expected to expand the capabilities of both firms and capitalize on their position in important high growth sectors, including power, infrastructure, and environmental management. The combined company will offer a full range of engineering, construction, operations and maintenance services for both fossil fuel and nuclear power plants globally. The combined company also will have one of the largest teams of nuclear scientists and engineers in the industry, as well as a leading nuclear decommissioning and remediation business, enabling it to meet the anticipated resurgence in the nuclear energy market. In the infrastructure market, the combined entity will be positioned to meet growing demand for comprehensive services on large, complex transportation and water/wastewater projects around the world. In addition, the combined company is expected to be a major contractor to the federal government, including a top five provider of technical services to the U.S. Department of Defense and a top provider of engineering, management and environmental services to the U.S. Department of Energy.

2.	What are the terms of the transaction?

Under the terms of the agreement, Washington Group stockholders will receive $43.80 in cash and 0.772 shares of URS common stock for each Washington Group share. Based on the closing price of URS’ stock on May 25, 2007, the last trading day prior to the announcement, the consideration is valued at $80.00 per Washington Group share, with an implied consideration mix of 55% in cash and 45% in stock. The transaction is expected to close in the second half of 2007.

3.	What is the value of the deal?

The value of the transaction consideration is approximately $2.6 billion, based on the closing price of URS shares on Friday, May 25, 2007, the last trading day prior to the announcement.

4.	How will the companies fit together strategically?

The two companies have highly complementary service offerings. URS is a leader in engineering and design, while Washington Group is an integrated E&C company with leading construction capabilities. Through this combination, both companies will be better positioned to capture growth from favorable trends across the engineering and construction sectors, including the increased investment in infrastructure projects, the focus on emissions reduction and energy independence in the power market, and the increased use of outsourcing by federal agencies, such as the U.S. Departments of Defense and Energy. Together, we will have the resources to meet increasing client demand for a single firm that can provide the full range of engineering and construction services required for large, complex projects in these high growth markets, both in the United States and abroad. In addition, our clients will benefit from the combined firm’s expanded capabilities in the oil and gas, industrial process, facilities design and management, mining and homeland security sectors.

5.	How big would the combined company be?

The combined company would be the 4th largest public E&C company.

6.	What is the financial profile of the combined company?

The companies’ combined 2006 revenues would have been $7.6 billion, the fourth highest among U.S. publicly-traded engineering and construction companies. Based on previously issued guidance, the companies would have combined 2007 revenues of approximately $8.6 billion. In addition, the companies would have had combined 2006 EBITDA of $425 million[1] and total backlog exceeding $11 billion, as of March 31 2007.

7.	In how many countries would the combined company have projects? How many employees would the combined company have?

The combined company would have projects in over 50 countries and more than 54,000 employees.

8.	Does the transaction require stockholder approval?

Yes, the consummation of the transaction requires the approval of the merger agreement by Washington Group stockholders and the approval of URS’ issuance of shares in the transaction by URS stockholders.

9.	Is the transaction taxable to Washington Group stockholders?

Individuals should consult their own tax advisor, but the transaction is intended to allow the portion of consideration received in URS stock to be tax-free to Washington Group stockholders.

10.	When do you expect the transaction to close?

We expect the transaction to close in the second half of 2007, subject to the approval of the merger agreement by Washington Group stockholders, the approval of URS’ issuance of shares in the transaction by URS stockholders, regulatory approvals and customary closing conditions.

11.	Who will lead the combined company?

Martin M. Koffel and H. Thomas Hicks will continue in their current roles as CEO and CFO of the combined company.

12.	How much of the combined company will Washington Group stockholders own?

Upon closing, Washington Group stockholders would own approximately 31% of the combined company.

[1]	A reconciliation of EBITDA to GAAP net income is attached to the back of this document.

13.	Who can we contact if we need additional information?

You can keep up to date on the progress of this transaction by visiting www.url-wng.com.
For additional information, please contact Thomas Hicks of URS at 415-774-2700 or George Juetten of Washington Group at 208-386-5698.
# # #
Forward-Looking Statements
Statements contained in this document that are not historical facts may constitute forward-looking statements, including statements relating to timing of and satisfaction of conditions to the merger, whether any of the anticipated benefits of the merger will be realized, including future revenues, future competitive positioning and business synergies, future acquisition cost savings, future market demand, future benefits to stockholders, and future economic and industry conditions. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “expect,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue” and similar expressions are also intended to identify forward-looking statements. The companies believe that their expectations are reasonable and are based on reasonable assumptions. However, such forward-looking statements by their nature involve risks and uncertainties that could cause actual results to differ materially from the results predicted or implied by the forward-looking statement. The potential risks and uncertainties include, but are not limited to: potential difficulties that may be encountered in integrating the merged businesses; potential uncertainties regarding market acceptance of the combined company; uncertainties as to the timing of the merger, approval of the transaction by the stockholders of the companies and the satisfaction of other closing conditions to the transaction, including the receipt of regulatory approvals; competitive responses to the merger; an economic downturn; changes in the each company’s book of business; each company’s compliance with government contract procurement regulations; each company’s ability to procure government contracts; each company’s reliance on government appropriations; the ability of the government to unilaterally terminate either company’s contracts; each company’s ability to make accurate estimates and control costs; each company’s ability to win or renew contracts; each company’s and its partners’ ability to bid on, win, perform and renew contracts and projects; environmental issues and liabilities; liabilities for pending and future litigation; the impact of changes in laws and regulations; a decline in defense spending; industry competition; each company’s ability to attract and retain key individuals; employee, agent or partner misconduct; risks associated with changes in equity-based compensation requirements; each company’s leveraged position and ability to service its debt; risks associated with international operations; business activities in high security risk countries; third party software risks; terrorist and natural disaster risks; each company’s relationships with its labor unions; each company’s ability to protect its intellectual property rights; anti-takeover risks and other factors discussed more fully in URS’ Form 10-Q for its quarter ended March 30, 2007, Washington Group’s Form 10-Q for its quarter ended March 30, 2007, as well as in the Joint Proxy Statement/Prospectus of URS and Washington Group to be filed, and other reports subsequently filed from time to time, with the Securities and Exchange Commission. These forward-looking statements represent only URS’ and Washington Group’s current intentions, beliefs or expectations, and any forward-looking statement speaks only as of the date on which it was made. Neither URS nor Washington Group assumes any obligation to update any forward-looking statements.

Additional Information and Where to Find It
In connection with the proposed transaction, URS and Washington Group will be filing documents with the Securities and Exchange Commission (the “SEC”), including the filing by URS of a registration statement on Form S-4, and URS and Washington Group intend to file a related preliminary and definitive joint proxy statement/prospectus. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive joint proxy/prospectus when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Investors and security holders may obtain free copies of the documents filed with the SEC by Washington Group by contacting Washington Group Investor Relations at 866-964-4636. In addition, you may also find information about the merger transaction at www.urs-wng.com.
URS, Washington Group and their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of URS and Washington Group in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the joint proxy statement/prospectus of URS and Washington Group described above. Additional information regarding the directors and executive officers of URS is also included in URS’ proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2007. Additional information regarding the directors and executive officers of Washington Group is also included in Washington Group’s proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2007, as amended. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at URS and Washington Group as described above.
# # #

Use of Non-GAAP Financial Measure
In addition to the financial measures prepared in accordance with GAAP, we use the non-GAAP financial measure “EBITDA.” EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. EBITDA is not a measure of operating performance under GAAP. We believe that the use of this non-GAAP measure helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts our performance, especially when comparing such results to previous periods or forecasts. When analyzing our operating performance, investors should not consider this non-GAAP measure as a substitute for net income prepared in accordance with GAAP.

2006 EBITDA Reconciliation

		Washington
($MM)	URS	Group	Combined

Net Income	113.0	80.8
Taxes	84.8	30.6
Interest Expense(1)	19.7	11.3
Depreciation and Amortization	39.8	45.0

EBITDA	257.3	167.7	425.0

(1)	Interest expense includes write-off of deferred financing fees of $5.1MM for Washington Group